FAIRFAX News Release

Stock Symbol: FFH (TSX and NYSE)

FOR IMMEDIATE RELEASE:   March 23, 2004

FAIRFAX FINANCIAL HOLDINGS LIMITED ANNOUNCES
DEBT EXCHANGE OFFER AS PART OF DELEVERAGING PLAN

     TORONTO, ONTARIO – March 23 — Fairfax Financial Holdings Limited (NYSE: FFH) (the “Company” or “Fairfax”) today announced that, subject to market and other conditions, it intends to offer to exchange up to U.S.$275.0 million principal amount of its existing 7.375% Senior Notes due 2006 and up to U.S.$170.0 million principal amount of its existing 6.875% Senior Notes due 2008 (collectively the “Existing Notes”) for a combination of cash and new notes.

     The purpose of the contemplated exchange offer is to refinance and reduce a portion of the Company’s outstanding debt and to diversify its debt maturity profile as part of the Company’s deleveraging plan, which is intended to strengthen its debt ratings to investment grade. Consistent with this plan, the Company intends to reduce its financial leverage through the reduction of its outstanding debt and continued growth in its shareholders’ equity.

     Concurrent with the exchange offer described above, the Company also intends to make an offer to certain qualified institutional buyers, as defined in Rule 144A under the U.S. Securities Act of 1933, to exchange up to U.S.$97.7 million principal amount of 8.125% Senior Notes due 2005 of TIG Holdings, Inc. for a combination of cash and new notes of Fairfax. This offer has not been and will not be registered under the U.S. Securities Act and the notes issued pursuant thereto may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

     A registration statement relating the offer to exchange Existing Notes for cash and new notes has been filed with the Securities and Exchange Commission but has not yet become effective. The new notes issued pursuant thereto may not be sold nor may offers be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. A copy of the prospectus relating to this exchange offer will be available by contacting the information agent, D.F. King & Co., Inc. at: 48 Wall Street, 22nd Floor, New York, NY 10005, Phone: (800) 431-9633.

     Fairfax Financial Holdings Limited is a financial services holding company, which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

CONTACT:	Fairfax Financial Holdings Limited Bradley P. Martin, Vice President (416) 367-4941 www.fairfax.ca

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946